

Mail Stop 3720

July 18, 2006

<u>Via U.S. Mail and Fax (212-805-5440)</u>
Mr. Michael T. Strianese
Interim Chief Executive Officer and Chief Financial Officer
L-3 Communications Holdings, Inc.
600 Third Avenue
New York, NY 10016

      Re: L-3 Communications Holdings, Inc.
               L-3 Communications Corporation
               Form 10-K for Fiscal Year Ended December 31, 2005
               Filed March 9, 2006 and March 28, 2006

               Form 10-Q for Fiscal Quarter Ended March 31, 2006
               File Nos. 1-14141 and 333-46983

Dear Mr. Strianese:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Critical Accounting Policies and Estimates, page 30</u>

1.   We note that your discussion regarding long-lived assets and goodwill valuations
        does not address the quantitative value of your assumptions and their sensitivity
        to change. Since critical accounting estimates and assumptions are based on
        matters that are highly uncertain, you should analyze their specific sensitivity to
        change, based on other outcomes that are reasonably likely to occur and would
        have a material impact on your financial condition or results of operations.
        Revise your disclosures to provide quantitative as well as qualitative disclosure
        when quantitative information is reasonably available and will provide material
        information for investors.

        For additional guidance, refer to Item 303 of Regulation S-K as well as Part Five
        of the Commission's Interpretive Release on Management's Discussion and
        Analysis of Financial Condition and Results of Operations that is located on our
        website at: http://www.sec.gov/rules/interp/33-8350.htm.

<u>Results of Operations, page 32</u>

2.   Your discussion of results of operations focuses on a fluctuation analysis and does
        not discuss key performance measures and known material trends and
        uncertainties. Please include more analysis, and discuss key performance
        measures and known material trends and uncertainties. In addition, if a
        fluctuation was caused by more than one element of the business, please do not
        only list out the elements but also disclose specifically how much of the
        fluctuation was attributable to each element.

        For additional guidance, refer to Item 303 of Regulation S-K as well as Part III of
        the Commission's Interpretive Release on Management's Discussion and
        Analysis of Financial Condition and Results of Operations that is located on our
        website at: http://www.sec.gov/rules/interp/33-8350.htm.

<u>Contractual Obligations, page 48</u>

3.   Please disclose your interest payments.

<u>Note 2. Commercial, primarily products, page F-9</u>

4.   Please tell us how you considered EITF 00-21 when determining your revenue
        recognition policy for your commercial products. Also, tell us the circumstances
        when sales are not recognized under SAB 104.

Note 3. Acquisitions, page F-15

5.   For your Titan acquisition and any other material business combination, please
        tell us and disclose all information required by paragraph 52 of SFAS 141
        regarding your identifiable intangible assets.

        In addition, given that goodwill is almost 80% of the purchase price, please tell us
        and disclose in detail the factors that contributed to a purchase price that resulted
        in recognition of this significant amount of goodwill.

6.   Based on your disclosures in Note 5, it appears that intangible assets for contracts
        related to the acquisitions were not recognized. Please tell us why you did not
        recognize intangible assets for contracts under paragraph 39 of FAS 141.

7.   We note your reference on page F-16 to a third party valuation consultant with
        respect to the valuation of the identifiable intangible assets for the Titan purchase.
        While you are not required to refer to this third party valuation consultant, when
        you do, you should disclose the name of the expert. If you decide to delete your
        reference to the third party valuation consultant, please revise the disclosures to
        explain the theoretical models and assumptions used by you to determine the
        valuation.

Note 14. Commitments and Contingencies, page F-38

8.   Please tell us why it is not necessary to disclose the amount accrued for the
        potential loss, the amount recognized for the probable recovery from your
        insurance contracts, and the estimate of the possible loss or range of loss.

Note 17. Segment Information, page F-52

9.   We note the description of your reportable segments on page F-8 and the
        discussion of your products and services on pages 3-11. Please tell us how the
        operating segments in each reportable segment met the aggregation criteria under
        paragraph 17 of FAS 131.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detail letters greatly facilitate our
review. Please file your cover letter on EDGAR. Please understand that we may have
additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Inessa Berenbaum, Senior Staff Accountant, at (202) 551-3371 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director